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                                                                Exhibit (a)(10)

                                  [Translation]

                                                               November 15, 1999
To whom it may concern
                                    7-1, Udagawa-cho, Shibuya-ku, Tokyo
                                    AMWAY JAPAN LIMITED
                                    Representative Director- President
                                    Richard S. Johnson
                                    (OTC Registered Code Number 9821)
                                    Contact Person: Director - Vice President
                                                      Yoshizo Matsushita
                                             Telephone: 03-5428-7000



                    ANNOUNCEMENT OF APPROVAL OF TENDER OFFER
                    ----------------------------------------


         The Board of Directors of AMWAY JAPAN LIMITED (the "Company") announces its approval, as described below, of the tender offer (the "Tender Offer") for the shares of the Company by N.A.J. Co., Ltd. ("NAJ") based on the resolution of the Board of Directors of the Company from which Richard M.DeVos Jr., Stephen A. Van Andel and Gary K. Sumihiro are excluded due to their status as special interested directors.

         According to NAJ, the Tender Offer is made to the holders of all of the outstanding shares of the Company and the Tender Offer aims to enable restructuring and realignment of the Company's business in order to be able to pursue long term business strategies. The Board has concluded that, in addition to providing a fair price to the Company's shareholders, the Tender Offer will establish a more cooperative relationship between the Company and Amway Corporation (located in the United States), as well as between the Company and the whole AMWAY group, and will advance the Company's business hereafter.

         The purchase price of the Tender Offer (the "Purchase Price") has been established through negotiation between NAJ and the Board. The Purchase Price equals a 50.5 % premium to the November 12 price of the Company's stock and is above the highest price for the past one year. An opinion letter from Goldman, Sachs & Co., as a third party financial advisor, concerning the fairness from a financial point of view of the Purchase Price, has been obtained by the disinterested directors.

         Taking all the above matters into consideration, the Company recommends that shareholders tender their shares in the Tender Offer.

         In addition to this, since the Company executed the Memorandum Regarding Merger with NAJ on November 15, 1999, the Company will be deregistered from the OTC after the approval of the merger at an extraordinary general meeting of shareholders and completion of other procedures of the merger required under the law have been completed. By way of precaution, the Board of Directors advises that under the merger procedures, shareholders who object to the merger are entitled to an appraisal right; however, consideration paid to dissenting shareholders could well be different from the Purchase Price under this Tender Offer. Further, please note that the principal shareholders have indicated their

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desire that the current policy regarding dividends of the Company may substantially be changed after the Tender Offer.

         The Board of Directors is of the opinion that shareholders should decide for themselves whether to tender their shares in this Tender Offer by carefully reviewing, among other things, the Tender Offer Explanatory Statement and the Public Notice of Commencement of Tender Offer.